Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Special Meeting of Shareholders
June 14, 2011

Forward Looking Statements
Forward-Looking Statements
Certain expectations and projections regarding our future performance referenced in this presentation, in other reports or statements we file with the
SEC or otherwise release to the public, and on our website, are forward-looking statements. Senior officers and other employees may also make verbal statements to analysts, investors, regulators, the media and others that are forward-looking. Forward-looking statements involve matters that are not historical facts, such as statements regarding our future operations, prospects, strategies, financial condition, economic performance
(including growth and earnings), industry conditions and demand for our products and services. Because these statements involve anticipated events or conditions, forward-looking statements often include words such as "anticipate," "assume," "believe," "can," "could," "estimate," "expect,"
"forecast," "future," "goal," "indicate," "intend," "may," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target," "would," or similar expressions. Forward-looking statements in this presentation relate to, among other things, the expected benefits of the proposed merger such as cost savings, enhanced revenues and cash flow, growth potential, market profile and financial strength; expected earnings per share; our dividend policy; the competitive ability and position of the combined company; our ability to obtain the necessary approvals for the transaction; and the expected timing of the completion of the transaction. Our expectations are not guarantees and are based on currently available competitive, financial and economic data along with our operating plans. While we believe our expectations are reasonable in view of the currently available information, our expectations are subject to future events, risks and uncertainties, and there are several factors - many beyond our control - that could cause results to differ significantly from our expectations.
Such events, risks and uncertainties include, but are not limited to, changes in price, supply and demand for natural gas and related products; the impact of changes in state and federal legislation and regulation including changes related to climate change; actions taken by government agencies on rates and other matters; concentration of credit risk; utility and energy industry consolidation; the impact on cost and timeliness of construction projects by government and other approvals, development project delays, adequacy of supply of diversified vendors, unexpected change in project costs, including the cost of funds to finance these projects; the impact of acquisitions and divestitures; direct or indirect effects on our business, financial condition or liquidity resulting from a change in our credit ratings or the credit ratings of our counterparties or competitors; interest rate fluctuations; financial market conditions, including recent disruptions in the capital markets and lending environment and the current economic downturn; general economic conditions; uncertainties about environmental issues and the related impact of such issues; the impact of changes in weather, including climate change, on the temperature-sensitive portions of our business; the impact of natural disasters such as hurricanes on the supply and price of natural gas; acts of war or terrorism; and other factors which are provided in detail in our filings with the Securities and Exchange
Commission. Forward-looking statements are only as of the date they are made, and we do not undertake to update these statements to reflect subsequent changes.

Additional Information
In connection with the proposed merger, a definitive joint proxy statement/prospectus was mailed on or about May 10, 2011 to shareholders of record of AGL Resources and Nicor as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT
PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY
CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The definitive joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’
website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources Inc., P.O. Box
4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab
Investor Information/SEC Filings or by directing a request to Nicor Inc., P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the definitive joint proxy statement/prospectus and the definitive proxy statement filed with the SEC by AGL Resources on
March 14, 2011, and information regarding Nicor directors and executive officers is available in the definitive joint proxy statement/prospectus and the definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Pro Forma Gas Distribution Service Territory
Pro Forma Primary Retail Energy Market Area
Non-utility Gas Storage Facilities
Wholesale Energy and Gas Storage Headquarters
Gas Distribution Headquarters
Corporate Headquarters

AGL Resources™

AGL Resources & Nicor Combination Rationale
Note: Map excludes Nicor Tropical Shipping business and Central Valley natural gas storage facility under construction in California.
 • Financial and operational benefits
 driven by increased scale and scope
 • Creates one of the lowest cost, most
 diversified natural gas utilities
 • Combination of complementary
 unregulated businesses enhances
 platform for growth
 • Enhances earnings profile through
 expected EPS accretion and
 increased growth rate
 • Combined company expected to
 maintain dividend policy as well as
 solid investment-grade credit ratings

Key Statistics of Combined Businesses
Market Cap ($bn)1	$4.7
LTM Revenue ($bn)	$4.8
LTM EBITDA ($bn)	$1.0
Utility Customers (mm)	4.5
2010 Rate Base ($bn)	$4.0
Regulated States	7
Total Employees	6,400
Retail Customers (mm)	1.1
Wholesale Gas Delivery (Bcf/d)	4.7
2012E Non Utility Storage (Bcf)	31
Combined Pro Forma Statistics
Source: SEC filings and Bloomberg as of June 3, 2011.
1 Illustrative AGL Resources Inc. pro forma market capitalization based on AGL Resources closing share price of $40.07 as of June 3, 2011 and pro forma share count of
 116.91AGL Resources shares.
.

Merger Integration Timeline
Hart-Scott-Rodino
Approval Received
4/18/11
ICC Hearings to begin in
July
SEC S-4 Registration
Declared Effective
4/29/11
Dec 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Transaction Announced
Joint ICC Approval
Request Filed 1/18/11
Secure Regulatory Approvals
AGL Resources and Nicor
Shareholder Meetings
6/14/11
Integration Planning Current State Assessment
Statutory Deadline for ICC Ruling
12/16/11
Initial S-4 Registration
Statement Filed 2/4/11
Long-Term Financing for Cash Consideration
Integration Planning Detailed Design